No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Announcement Regarding the Change in Capital Structure of Hitachi Astemo including Capital Participation of JIC Capital.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: March 30, 2023

[Translation]

March 30, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Announcement Regarding the Change in Capital Structure of Hitachi Astemo

including Capital Participation of JIC Capital

Honda Motor Co., Ltd. (“Honda”) today announced that Hitachi, Ltd., JICC-01 Limited Partnership managed by JICC-01 G.K., which is a wholly owned subsidiary of JIC Capital, Ltd. (“JICC”), Hitachi Astemo, Ltd. (“Hitachi Astemo”) and Honda have agreed capital participation of JICC on Hitachi Astemo and change in its capital structure.

With this agreement, Hitachi Astemo aims to realize sustainable growth and consolidate its position as a global mega supplier by leveraging its competitive software development technology with accelerating investment in advanced technologies.

For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2023.

- End -

March 30, 2023

Hitachi, Ltd.

Honda Motor Co., Ltd.

JIC Capital, Ltd.

Hitachi Astemo, Ltd.

Notice of Change in Capital Structure of Hitachi Astemo including Capital Participation of JIC Capital

Hitachi, Ltd. (“Hitachi”), Honda Motor Co., Ltd (“Honda”), JICC-01 Limited Partnership (“JICC-01”) managed by JICC-01 G.K., which is a wholly owned subsidiary of JIC Capital, Ltd. (“JICC”) and Hitachi Astemo, Ltd. (“Hitachi Astemo”) have today agreed capital participation of JICC on Hitachi Astemo and change in its capital structure. Based on this agreement, the ownership ratio of voting rights for Hitachi Astemo will be changed from Hitachi : Honda = 66.6% : 33.4% to Hitachi : Honda : JICC-01 = 40.0% : 40.0% : 20.0% in September 2023. For this change in Hitachi Astemo’s capital structure, Hitachi Astemo plans to issue class shares to JICC-01 and purchases a certain number of shares of its common stock held by Hitachi, using a portion of the funds raised through the issuance of class shares. In the meantime, Honda plans to purchase a certain number of shares of Hitachi Astemo’s common stock from Hitachi and also plans to transfer all of its common shares of Hitachi Astemo Electric Motor Systems, Ltd. (“Hitachi Astemo EMS”) to Hitachi Astemo, and in exchange Honda will acquire common shares of Hitachi Astemo which will be newly issued. As a result of the share transfer from Honda, Hitachi Astemo will make Hitachi Astemo EMS a wholly owned subsidiary to integrate Hitachi EMS strategically and optimize and strengthen further the strategy for electric powertrain.

∎ Purpose and Background

After the management integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation, and Nissin Kogyo Co., Ltd., Hitachi Astemo has established its position as a global mega supplier which provides competitive mobility solutions in the CASE field by combining the strengths of each supplier and leveraging the relationships with existing shareholders Hitachi and Honda.

As the automobile and motorcycle industries are currently facing a revolution, Hitachi Astemo aims to realize sustainable growth and consolidate its position as a global mega supplier by leveraging its competitive software development technology with accelerating investment in advanced technologies such as electric powertrains for automobiles, autonomous driving/advanced driver assistance systems, advanced chassis and next-generation motorcycles.

For achieving the above purpose, Hitachi Astemo and its shareholders, Hitachi and Honda, came to the conclusion that, taking IPO into consideration, it would be desirable that Hitachi and Honda, as existing shareholders, support Hitachi Astemo’s growth on an equal position and invite JICC as a new joint partner to utilize its extensive track record of investment and support, including in the automotive industry, as well as its knowledge and information network based on that experience in order to realize Hitachi Astemo’s sustained growth.

Based on the above, Hitachi, Honda, JICC and Hitachi Astemo determined change in capital structure of Hitachi Astemo including capital participation of JICC as follows.

∎ Outline

<Current>

<After a series of transactions>

  [Contacts]

Hitachi, Ltd.

Yuki Isaka

Corporate Public Relations Department

Global Brand and Communication Division

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280 Japan

TEL: 03-5208-9324

Honda Motor Co.,Ltd.

Corporate PR Department, Corporate Communications Division

2-1-1, Minami-Aoyama, Minato-ku, Tokyo, 107-8556 Japan

TEL: 03-5412-1512

JIC Capital, Ltd.

Okumura, Nonomiya

Communications Group

Tokyo Toranomon Global Square

1-3-1 Toranomon, Minato-ku, Tokyo 105-0001, Japan

TEL: 03-5532-7086

Hitachi Astemo, Ltd.

Tadashi Hisanaga, Hiroki Hashimoto

External Relations Department, Corporate Communications Group

Corporate Strategy & Planning Functional Division

Shin-Otemachi Building 2-2-1 Otemachi, Chiyoda-ku, Tokyo, 100-0004 Japan

TEL: 080-8420-1890